

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Barry L. Biffle
President and Chief Executive Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

> **Re:** **Frontier Group Holdings, Inc.**
> **Form S-1**
> **Exhibit No. 10.16(a)-(aa); 10.17(a)-(f); 10.18; 10.19(a)-(j); 10.20(a)-(c); 10.21; 10.22(a)-(d); 10.23; 10.26; 10.27(a)-(c); 10.29; 10.30(a)-(d); 10.31(a)-(b); 10.32; 10.35; 10.37; 10.45; 10.46**
> **Filed March 8, 2021**
> **File No. 333-254004**

Dear Mr. Biffle:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance